As Filed with the Securities and Exchange Commission on December 22, 2004

Registration No. 333-118657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MTI TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-3601802
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

14661 Franklin Avenue, Tustin, California 92780
(714) 481-7800
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Thomas P. Raimondi, Jr.
President and Chief Executive Officer
MTI Technology Corporation
14661 Franklin Avenue
Tustin, California 92780
(714) 481-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Nick E. Yocca, Esq.
Stradling Yocca Carlson & Rauth,
A Professional Corporation
660 Newport Center Drive, Suite 1600
Newport Beach, California 92660

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2004

PROSPECTUS

MTI TECHNOLOGY CORPORATION

7,292,278 Shares of Common Stock
($0.001 par value)

     This prospectus relates to the resale, from time to time, by the selling stockholders named in this prospectus of up to 7,292,278 shares of our common stock, consisting of 5,667,970 shares of our common stock issuable upon the conversion of our Series A Convertible Preferred Stock and 1,624,308 shares of common stock that are issuable upon the exercise of the warrants sold to the selling stockholders in a private placement on June 17, 2004. The shares are being registered pursuant to certain registration rights granted to the selling stockholders in connection with the private placement.

     The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on The Nasdaq SmallCap Market under the symbol “MTIC.” On August 26, 2004, the last reported sale price of our common stock was $1.78 per share.

See “Risk Factors” beginning on page 3 to read about the risks you should consider carefully before buying shares of our common stock.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement containing this prospectus, which was filed with the Securities and Exchange Commission, is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 22, 2004.

ABOUT MTI TECHNOLOGY CORPORATION

     In this prospectus, the terms “MTI”, the “Company”, “we”, “us” and “our” refer to MTI Technology Corporation.

     We are a system integrator providing storage solutions for the mid-range enterprise market. Historically, we partnered with independent storage technology companies to develop, integrate and maintain high-performance, high-availability storage solutions for the mid-range and Global 2000 companies worldwide. We continue to service select third party hardware and software, and our Professional Services organization provides planning, consulting and implementation support for storage products from other leading vendors. We believe that there is as much value in creating, integrating, implementing and providing umbrella services around these various technologies as there is in developing the raw technology.

     As of March 31, 2003, we have become a reseller and service provider of EMC Automated Networked Storage™ systems and software, pursuant to a reseller agreement with EMC Corporation, a world leader in information storage systems, software, networks and services. Although we intend to focus primarily on EMC products, we will continue to support and service our customers that continue to use our MTI-branded RAID controller technology and our partnered independent storage technology. We believe that we can differentiate ourselves through our ability to offer a full spectrum of services on a wide range of storage products covering online storage, replicated site environments and data protection from leading technology companies. We sell our solutions and services to Global 2000 companies for their data center computing environments.

     Under the terms of the EMC reseller agreement, we will combine our core services capabilities, including storage networking assessment, installation, resource management and enhanced data protection, with the complete line of EMC Automated Networked Storage systems and software, focusing on the CLARiiON® family of systems. We are developing and implementing solutions that incorporate a broad array of third party products which, we believe, are the finest commercial technologies available to meet customer requirements in the areas of Storage Area Networks, Network Attached Storage, high-availability systems for enhanced business continuance, data protection systems incorporating enhanced backup and recovery, Information Lifecycle Management (“ILM”), archiving and tape automation, while minimizing our past dependencies on MTI-branded RAID controller technology. We also enhance the value of our storage solutions through our 24 hour, seven days per week support and service infrastructure, which includes an international network of 113 on-site field engineers, a storage solution laboratory, and our global technical support centers. The sale of EMC products accounted for 52% of product revenue in fiscal year 2004 and 74% of product revenue in the first quarter of fiscal year 2005. The terms of the EMC reseller agreement do not allow us to sell data storage hardware that competes with EMC products.

     We differentiate ourselves from other resellers of EMC products in the following two ways: 1) We are the only EMC reseller that sells EMC products exclusively. We believe this gives us an advantage over other resellers in that we receive sponsorship from EMC in the way of favorable pricing, rebates and access to training; 2) We are a service-enabled EMC reseller. Many resellers only sell hardware and software and rely on other service providers to fulfill the maintenance and professional services requirements for their customers. Not only do we sell hardware and software, we are able to provide a full offering of professional services and maintenance to our customers.

     The total storage solutions that we deliver to the market are generally compatible with Sun Solaris, HP-UX, Windows NT, Novell Netware, IBM AIX, and Linux operating systems. Having the ability to work on these operating platforms enables us to meet varied customer demands. Our customers represent a cross-section of industries and governmental agencies and range from small businesses to Fortune 500 companies. No single customer accounted for more than ten percent of total revenue during fiscal years 2004, 2003 and 2002.

     We have a history of recurring losses and net cash used in operations. In fiscal years 2003 and 2004 we incurred net losses of $11.2 million and $3.9 million, respectively. We incurred net losses of $1.8 million and $2.5 million in the first and second quarters of fiscal year 2005, respectively. Our cash used in operations was $10.9 million in fiscal year 2004. We had $2.7 million and $13.1 million in working capital as of April 3, 2004 and October 2, 2004, respectively. Our future growth is dependent upon many factors, including but not limited to, recruiting, hiring, training and retaining significant numbers of qualified personnel, forecasting revenues, controlling expenses and managing assets. If we are not successful in these areas, our future results of operations could be adversely affected.

     We were incorporated in California in March 1981 and reincorporated in Delaware in October 1992. Our principal executive offices are located at 14661 Franklin Avenue, Tustin, California 92780. Our telephone number at that location is (714) 481-7800. Our web site can be found at www.mti.com. The information contained on, or linked to, our web site does not constitute a part of this prospectus.

RISK FACTORS

     Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

We are dependent upon EMC as the main supplier for our storage solutions, and disruptions in supply or significant increases in costs could harm our business materially.

     Effective March 31, 2003, we entered into a Reseller Agreement with EMC where we became a reseller of EMC storage products. The agreement gives us a right to sell and license EMC hardware and software products but also restricts our ability to resell data storage hardware platforms that compete with EMC products. As a result of the agreement, we depend on EMC to manufacture and supply us with their storage products. We may fail to obtain required storage products in a timely manner or to obtain it in the quantities we desire in the future. If EMC were to decide to modify their channel strategy, they may cease supplying us with their storage products. If EMC were to unexpectedly cancel the reseller agreement, we may be unable to find other vendors as a replacement in a timely manner. Any interruption or delay in the supply of EMC storage products, or the inability to obtain these products at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders. This lost storage product revenue could harm our business, financial condition and operating results rendering us unable to continue operating at our current level of operations.

The storage market is characterized by rapid technological change, and our success will depend on EMC’s ability to develop new products.

     The market for data storage products is characterized by rapid technology changes. The market is sensitive to changes in customer demands and very competitive with respect to timely innovation. New product introductions representing new or improved technology or industry standards may cause our existing products to become obsolete. When we became a reseller of EMC disk-based storage products, we agreed not to sell data storage hardware platforms that compete with EMC products. EMC’s ability to introduce new or enhanced products into the market on a timely basis at competitive price levels will affect our future results.

The markets for the products and services that we sell are intensely competitive, which may lead to reduced sales of our products, reduced profits and reduced market share for our business.

     The market for our products and services is intensely competitive. If we fail to maintain or enhance our competitive position, we could experience pricing pressures and reduced sales, margins, profits and market share, each of which could materially harm our business. Furthermore, new products and technologies developed by third parties may depress the sales of existing products and technologies. Our customers’ requirements and the technology available to satisfy those requirements are continually changing. We must be able to respond to these changes in order to remain competitive. Since we emphasize integrating third party products, our ability to respond to new technologies will be substantially dependent upon our contractual relationships with the third parties whose products we sell, particularly EMC. In addition, we must be able to quickly and effectively train our employees with respect to any new products or technologies developed by our third party suppliers and resold by us. Since we are not exclusive resellers, the third party products we sell are available from a large number of sources. Therefore, we must distinguish ourselves by the quality of our service and support. The principal elements of competition in our markets include:

•	quality of professional services consulting and support;

•	responsiveness to customer and market needs;

•	product price, quality, reliability and performance; and

•	ability to sell, service and deploy new technology.

     We have a number of competitors in various markets, including: Hewlett-Packard, Sun Microsystems, IBM, Hitachi and Network Appliance, each of which has substantially greater name recognition, marketing capabilities, and financial, technological, and personnel resources than MTI.

Our future operating results may depend on the success of our cost reduction initiatives.

     In fiscal year 2003, we implemented restructuring activities in an effort to reduce costs. These measures included reductions in our workforce and the partial or complete closure of certain under-utilized facilities, including offices in Sunnyvale, California; Boston, Massachusetts; Austin, Texas; Denver, Colorado; Orlando, Florida; Westmont, Illinois; Raleigh, North Carolina; Dublin, Ireland; Godalming, England; and Chatou, France. We reduced the number of our full-time employees by approximately 50% within the last two fiscal years (from 549 as of April 7, 2001, to 277 as of July 3, 2004).

     We cannot predict with any certainty the long-term impact of our workforce reductions. Reductions in our workforce could negatively impact our financial condition and results of operations by, among other things, making it difficult to motivate and retain the remaining employees, which in turn may affect our ability to deliver our products in a timely fashion. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames or that the workforce reductions will not impair our ability to achieve our current or future business objectives.

We may need additional financing to continue to carry on our existing operations and such additional financing may not be available.

     We require substantial working capital to fund our operations. We use cash generated from our operations, equity capital and bank financings to fund capital expenditures, as well as to invest in and operate our existing operations.

     We believe that our working capital, expected cash flow from operating activities and amounts available under our loan agreement with Comerica Bank will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. We have granted a lien on all of our assets to the Canopy Group, Inc., which lien secures Canopy’s guaranty of our indebtedness to Comerica Bank, and we would not be able to obtain additional secured financing without the agreement of Canopy and Comerica. Projections for our capital requirements are subject to numerous uncertainties, including the cost savings expected to be realized from the restructuring, the amount of service and product revenue generated in fiscal 2005 and general economic conditions. If we do not realize substantial cost savings from our restructuring and achieve profitability, we may require additional funds in order to carry on our operations, and may seek to raise such funds through bank borrowings or public or private offerings of equity or debt securities or from other sources. No assurance can be given that additional financing will be available or that, if available, will be on terms favorable to us.

     If additional financing is required but not available to us, we would have to implement additional measures to conserve cash and reduce costs, which may include, among other things, making additional cost reductions. However, there is no assurance that such measures would be successful. Our failure to raise required additional funds or to secure an additional credit facility would adversely affect our ability to:

•	grow the business;

•	maintain or enhance our product offerings;

•	respond to competitive pressures; and

•	continue operations.

     Additional funds raised through the issuance of equity securities or securities convertible into our common stock may include restrictive covenants and have the following negative effects on the then current holders of our common stock:

•	dilution in percentage of ownership in MTI;

•	economic dilution if the pricing terms offered to investors are more favorable to them than the current market price; and

•	subordination of the rights, preferences or privileges of common stockholders to the rights, preferences or privileges of new security holders.

We are party to long term, non-cancelable facility leases for facilities which we do not use and may not be able to sublease on terms that will offset our lease obligations, which may result in a continuing unfavorable impact on our cash position.

     We are party to long term, non-cancelable facility leases with respect to facilities we no longer utilize and which are located in geographic regions that have undergone a significant decrease in real property values. For example, we no longer utilize our facilities in Sunnyvale, California, Westmont, Illinois, Raleigh, North Carolina and various facilities in Europe. As a result, we are obligated to continue making lease payments related to our unutilized facilities, and we have been able to sublease these facilities for rent aggregating $0.5 million in fiscal year 2004. In the aggregate, in fiscal year 2005 and 2006, we are obligated to pay gross lease payments of approximately $1.3 million and $1.0 million, respectively, for facility space which we no longer utilize, and we cannot assure you that we will be able to sublease the unutilized facilities on terms that will significantly offset these obligations.

A significant portion of our revenues occurs in the last month of a given quarter. Consequently, our results of operations for that quarter may be difficult to predict.

     We have experienced, historically, a significant portion of our orders, sales and shipments in the last month or weeks of each quarter. In fiscal year 2004, 57%, 55%, 60% and 62%, respectively, of our total revenue was recorded in the last month of each successive quarter. We expect this pattern to continue, and possibly to increase, in the future. This uneven pattern makes our ability to forecast revenues, earnings and working capital requirements for each quarter difficult and uncertain. If we do not receive orders that we have anticipated or complete shipments within a given quarter, our results of operations could be harmed materially for that quarter.

     Additionally, due to receiving a significant portion of our orders in the last month of the quarter, we may experience a situation in which we have exceeded our credit limits with our vendors thereby making our ability to ship to our customers very difficult. If we experience such situations and are unable to extend our credit limits with our vendors, this could materially harm our results of operations.

Our quarterly results may fluctuate from period-to-period. Therefore, historical results may not be indicative of future results or be helpful in evaluating the results of our business.

     We have experienced quarterly fluctuations in operating results and we anticipate that these fluctuations may continue into the future. These fluctuations have resulted from, and may continue to be caused by, a number of factors, including:

•	the introduction of new products by our competitors and competitive pricing pressures;

•	the size, timing and terms of customer orders;

•	the timing of the introduction of new products and new versions of best-of-breed products;

•	shifts in our product or services mix;

•	changes in our operating expenditures; and

•	decreases in our gross profit as a percentage of revenues for mature products.

     Accordingly, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indications of our future performance. We cannot assure you that we will be profitable on a quarter-to-quarter basis or that our future revenues and operating results will meet or exceed the expectations of securities analysts and investors. Failure to be profitable on a quarterly basis or to meet such expectations could cause a significant decrease in the trading price of our common stock. The table below quantifies the fluctuations in our period-to-period results in fiscal year 2004. (amounts in thousands)

			OPERATING	NET
	TOTAL	GROSS	PROFIT	INCOME
	REVENUE	PROFIT	(LOSS)	(LOSS)
2004:
Fourth quarter	$23,651	$5,482	$(1,521)	$(742)
Third quarter	21,210	4,674	(1,857)	1,458
Second quarter	20,526	4,428	(1,768)	(1,725)
First quarter	17,778	4,692	(2,548)	(2,857)

Total	$83,165	$19,276	$(7,694)	$(3,866)

Our solutions are complex and may contain undetected software or hardware errors that could be difficult, costly, and time-consuming to repair.

     Although we have not experienced significant undetected software or hardware errors to date, given the complex nature of our solutions, we believe the risk of undetected software or hardware errors may occur in networking products primarily when they are first introduced or as new versions of products are released. These errors, if significant, could:

•	adversely affect our sales;

•	cause us to incur significant warranty and repair costs;

•	cause significant customer relations problems;

•	harm our competitive position;

•	hurt our reputation; and

•	cause purchase delays.

     And any of these effects could materially harm our business or results of operations.

All domestic employment at MTI, including employment of our domestic key personnel, is “at will.”

     Both the Company and its U.S. employees have the right to terminate employment at any time, with or without advance notice, and with or without cause. We believe that our success is dependent, to a significant extent, upon the efforts and abilities of our salespeople, technical staff and senior management team, particularly our executive officers, who have been instrumental in setting our strategic plans. The loss of the services of our key personnel, especially to our competitors, could materially harm our business. The failure to retain key personnel, or to implement a succession plan to prepare qualified individuals to join us upon the loss of a member of our key personnel, could materially harm our business.

We are subject to financial and operating risks associated with international sales and services.

     International sales and services represented approximately 50% of our total sales and service revenue for fiscal year 2004. Prior to fiscal year 2004, international sales and service also represented a significant portion of total revenue. As a result, our results of operations are subject to the financial and operating risks of conducting business internationally, including:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	fluctuating exchange rates, tariffs and other barriers;

•	difficulties in staffing and managing foreign subsidiary operations;

•	import or export restrictions;

•	greater difficulties in accounts receivable collection and longer payment cycles;

•	potentially adverse tax consequences;

•	potential hostilities and changes in diplomatic and trade relationships;

•	changes in a country’s economic or political conditions; and

•	differing customer and/or technology standards requirements.

     All of our sales and services in international markets are priced in the applicable local currencies and are subject to currency exchange rate fluctuations. From time to time, we enter into foreign currency exchange contracts on a limited basis in an attempt to minimize foreign currency exposure. Such contracts can be costly or limited in their effectiveness. If we are faced with significant changes in the regulatory and business climate in our international markets, our business and results of operations could suffer.

We may have difficulty managing any future growth effectively.

     During fiscal year 2003 as part of the restructuring plan, we completely ceased manufacturing our legacy products, resulting in workforce reductions of manufacturing, R&D and sales positions and the partial and complete closures of under-utilized facilities. At the same time, we made a strategic shift from manufacturing our products to reselling EMC products when we entered into the Reseller Agreement with EMC on March 31, 2003.

     Historically, we have not experienced difficulty managing growth. However, as a result of the restructuring plan and our transition to becoming a reseller, our facilities, personnel, operating and financial systems may not be sufficient to effectively manage our expected future growth and, as a result, we may lose our ability to respond to new opportunities promptly. Additionally, our expected revenue growth may not materialize and increases in our operating expenses in response to the expected revenue growth may harm our operating results and financial condition.

     Our growth is currently focused on increasing EMC product sales and providing a broad range of professional services. To accomplish these goals, we are dependent upon many factors, including but not limited to, recruiting, hiring, training and retaining significant numbers of qualified sales and professional services personnel in various geographic regions.

We may face inherent costly damages or litigation costs if third parties claim that the products we sell infringe upon their intellectual property rights.

     Although we have not experienced material costs with respect to proprietary rights infringement cases, there is risk that our business activities may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. Though the majority of our future product sales are expected to be third party products, and the applicable third party manufacturers will defend their own intellectual property rights, in the event such claims are made against our suppliers, we may be faced with a situation in which we cannot sell the products and thus our results of operations could be significantly and adversely affected. In addition, we may receive communications from other parties asserting that our own intellectual property infringes on their proprietary rights. If we become liable to any third party for infringing its intellectual property rights, we could be required to pay substantial damage awards and to develop non-infringing technology, obtain licenses, or to cease selling the applications that contain the infringing intellectual property. Litigation is subject to inherent uncertainties, and any outcome unfavorable to us could materially harm our business. Furthermore, we could incur substantial costs in defending against any intellectual property litigation, and these costs could increase significantly if any dispute were to go to trial. Our defense of any litigation, regardless of the merits of the complaint, likely would be time-consuming, costly, and a distraction to our management personnel. Adverse publicity related to any intellectual property litigation also could harm the sale of our products and damage our competitive position.

If we and/or our partners are unable to comply with evolving industry standards and government regulations, we may be unable either to sell our solutions or to be competitive in the marketplace.

     Our solutions must comply with current industry standards and government regulations in the U.S. and internationally. Any new products and product enhancements that we sell in the future also must meet industry standards and government regulations at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals could materially harm our business. In addition, such compliance may be time-consuming and costly.

     Our solutions integrate SAN, NAS, DAS and CAS technologies into a single storage architecture. Components of these architectures must comply with evolving industry standards, and we depend upon our suppliers to provide us with products that meet these standards. If our suppliers or customers do not support the same industry standards that we do, or if competing standards emerge that we do not support, market acceptance of our products could suffer.

Our stock ownership is concentrated in a few stockholders who may be able to influence corporate decisions.

     Our stock ownership is concentrated in a few stockholders who may be able to influence corporate decisions. As a result of this, these few stockholders may be able to influence actions of the Company that require stockholder approval, in particular with regard to significant corporate transactions. Among other things, this may delay or prevent a change in control of the Company that may be favored by other stockholders, and may in general make it difficult for the Company to effect certain actions without the support of the larger stockholders.

     Ralph J. Yarro III, one of our Directors, is also a Director and the President and Chief Executive Officer of The Canopy Group, Inc. (“Canopy”), which beneficially owns approximately 35% of our outstanding common stock. In addition, the selling stockholders named in this prospectus, as a result of their acquisition of securities issued in our June 2004 private placement described more fully in the Selling Stockholders section of this prospectus, the selling stockholders beneficially own approximately 17% of the Company’s outstanding common stock.

Our stock price may be volatile, which could lead to losses by investors and to securities litigation.

     The value of an investment in our company could decline due to the impact of any of the following factors upon the market price of our common stock:

•	the timing and announcement of new products or services by us, our partners or by our competitors;

•	failure of our results from operations to meet the expectations of public market analysts and investors;

•	speculation in the press or investment community about our business or our competitive position;

•	the volume of trading in our common stock; and

•	market conditions and the trading price of shares of technology companies generally.

     In addition, stock markets, particularly The Nasdaq SmallCap Market, where our shares are listed, have experienced extreme price and volume fluctuations, and the market prices of securities of companies such as ours have been highly volatile. These fluctuations have often been unrelated to the operating performance of such companies. Fluctuations such as these may affect the market price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and could divert our management’s attention and resources.

We may fail to comply with Nasdaq Marketplace Rules.

     Our securities have been trading on the Nasdaq SmallCap Market since August 16, 2002. We are currently in compliance with Nasdaq SmallCap Market continued listing requirements. However, we failed to comply with Nasdaq Marketplace Rules particularly with the minimum bid price requirement in fiscal year 2002, and may once again fail to comply with the minimum bid price requirement, or other continued listing requirements of the Nasdaq SmallCap Market. If that happens and we do not regain compliance by the end of the applicable grace period, our stock will be delisted and we would likely seek listing of our common stock on the over-the-counter market, which is viewed by many investors as a less liquid marketplace. As a result, the price per share of our common stock would likely decrease materially and the trading market for our common stock, our ability to issue additional securities and our ability to secure additional financing would likely be materially and adversely affected.

We have adopted anti-takeover defenses that could affect the price of our common stock.

     Our restated certificate of incorporation and amended and restated bylaws contain various provisions, including notice provisions and provisions authorizing us to issue preferred stock, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. Also, the rights of holders of our common stock may be affected adversely by the rights of holders of any preferred stock that we may issue in the future that would be senior to the rights of the holders of our common stock. Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

Our stockholders may be diluted by the conversion of outstanding Series A Convertible Preferred Stock and the exercise of warrants to purchase common stock issued in our June 2004 private placement.

     There are currently 566,797 shares of our Series A Convertible Preferred Stock outstanding, which are held by the selling stockholders and which are convertible at any time into an aggregate of 5,667,970 shares of common stock. Dividends accrue on the Series A Convertible Preferred Stock at an annual rate of 8%, and the holders of Series A Convertible Preferred Stock may convert the accrued dividends into shares of common stock to the extent the Company has not previously paid such dividends in cash. The holders of Series A Convertible Preferred Stock are also entitled to antidilution protection, pursuant to which the conversion price would be reduced using a weighted-average calculation in the event the Company issues certain additional securities at a price per share less than the conversion price then in effect. In addition, the holders of Series A Convertible Preferred Stock have preemptive rights to purchase a pro rata portion of certain future issuances of equity securities by the Company.

     There are currently warrants outstanding to purchase up to 1,624,308 shares of our common stock, which are held by the selling stockholders. The exercise price for such warrants is $3.10 per share. The warrants became exercisable on December 20, 2004.

     If the selling stockholders convert Series A Convertible Preferred Stock or exercise the warrants they hold, the Company would be required to issue additional shares of common stock, resulting in dilution of existing common stockholders and potentially a decline in the market price of our common stock.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference. We undertake no duty to update any of these forward-looking statements.

USE OF PROCEEDS

     The net proceeds from the sale of the selling stockholders’ common stock will be received by the selling stockholders. We will not receive any proceeds from such sales. However, we may receive proceeds from the exercise of the warrants if they are exercised. Any funds received from the exercise of the warrants will be used for general corporate purposes.

SELLING STOCKHOLDERS

     In a private placement financing on June 17, 2004, the selling stockholders purchased Series A Convertible Preferred Stock and warrants from us. In that financing, we entered into an Investor Rights Agreement with the selling stockholders in which we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register the resale of the shares of our common stock issuable upon either the conversion of the Series A Convertible Preferred Stock or exercise of the warrants. We also agreed that we would keep the registration statement effective either until the shares registered are sold or until the shares may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act.

     We are registering a total of 7,292,278 shares of common stock, consisting of the 5,667,970 shares issuable upon the conversion of the Series A Convertible Preferred Stock and the 1,624,308 shares issuable upon the exercise of the warrants held by the selling stockholders. The term “selling stockholder” includes donees, pledges, transferees and other successors-in-interest who receive the shares of common stock covered by this prospectus from the selling stockholders listed below subsequent to the date hereof.

     The following table sets forth: (1) the name of each of the stockholders for whom we are registering the shares under this Registration Statement; (2) the number of shares of our common stock beneficially owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering. The percentage of outstanding common stock owned upon completion of the offering is calculated based on 34,646,103 shares of common stock issued and outstanding at August 13, 2004. The Company is unaware of when or in what amounts any of the selling stockholders may offer for sale shares of common stock covered by this prospectus, and the selling stockholders may in fact choose not to sell any of such shares. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares covered by this prospectus.

				Percentage of
				Outstanding
				Common
	Common Stock	Common Stock	Common Stock	Stock Owned
	Beneficially	Being Offered	Owned Upon	Upon
	Owned Prior to	Pursuant to this	Completion of	Completion
Selling Stockholder	the Offering	Prospectus	Offering	of Offering
Digital Media & Communications III Limited Partnership (1) (10) (11)	1,119,413	1,119,413	-0-	-0-
Digital Media & Communications III-A Limited Partnership (2) (10) (11)	536,002	536,002	-0-	-0-
Digital Media & Communications III-B Limited Partnership (3) (10) (11)	198,363	198,363	-0-	-0-
Digital Media & Communications III-C Limited Partnership (4) (10) (11)	2,779,944	2,779,944	-0-	-0-
Digital Media & Communications III-D C.V. (5) (10) (11)	367,549	367,549	-0-	-0-
Digital Media & Communications III-E C.V. (6) (10) (11)	245,029	245,029	-0-	-0-
Advent Partners DMC III Limited Partnership (7) (10) (11)	78,763	78,763	-0-	-0-
Advent Partners II Limited Partnership (8) (10) (11)	22,608	22,608	-0-	-0-
EMC Corporation (9)	1,944,607	1,944,607	-0-	-0-

(1)	Includes 249,343 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(2)	Includes 119,392 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(3)	Includes 44,183 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(4)	Includes 619,214 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(5)	Includes 81,869 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(6)	Includes 54,579 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(7)	Includes 17,543 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(8)	Includes 5,036 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(9)	Includes 433,148 shares issuable upon the exercise of warrants that become exercisable on December 20, 2004.

(10)	Advent International Corporation (“AIC”) is a Delaware corporation and the general partner of Advent International Limited Partnership (“AILP”), which in turn is the general partner of: Digital Media & Communications III Limited Partnership (“DMC-3”); Digital Media & Communications III-A Limited Partnership (“DMC-3A”); Digital Media & Communications III-B Limited Partnership (“DMC-3B”); Digital Media & Communications III-C Limited Partnership (“DMC-3C”); Digital Media & Communications III-D C.V. (“DMC-3D); and Digital Media & Communications III-E C.V. (“DMC-3E”). AIC is also the general partner of Advent Partners DMC III Limited Partners DMC III Limited Partnership (“APDMC-3”) and Advent Partners II Limited Partnership (“APLP-2”) (collectively with DMC-3, DMC-3A, DMC-3B, DMC-3C, DMC-3D, DMC-3E and APDMC-3, the “Funds”). As such, AIC has the sole power to vote and dispose of the securities owned by each of the Funds.

(11)	As a result of a minority portfolio investment made by these selling stockholders that are affiliated with Advent International Corporation in an entity that is a broker-dealer, such selling stockholders are, technically, affiliates of a broker-dealer. These selling stockholders acquired and are holding their interests in the entity that is a broker-dealer for investment, and not operational, purposes. Our securities that are beneficially owned by these selling stockholders were acquired in the ordinary course of business and, at the time of the acquisition, such selling stockholders did not have any agreements or understandings, directly or indirectly, with any person to distribute such securities.

Relationships with Selling Stockholders

     As part of the private placement, Michael Pehl, an operating partner with Advent International Corporation (which is an affiliate of the selling stockholders other than EMC), joined our Board of Directors, and a representative of EMC has been granted rights to observe meetings of our Board of Directors. As of March 31, 2003, we entered into a reseller agreement with EMC and as a result we have become a reseller and service provider of EMC systems and software. Sales of EMC products accounted for 74% of our revenues in our fiscal quarter ended July 3, 2004.

Description of Series A Convertible Preferred Stock and Warrants Issued in Private Placement

     The following is a summary of certain provisions of the following: the Securities Purchase Agreement pursuant to which the selling stockholders purchased the Series A Convertible Preferred Stock and warrants from the Company; the Company’s Certificate of Designation for the Series A Convertible Preferred Stock; the warrants; an Investor Rights Agreement among the Company and the selling stockholders; and a Voting Agreement among Canopy, the selling stockholders and, for limited purposes, the Company. This summary is qualified in its entirety by reference to such documents, copies of which are incorporated herein by reference as exhibits to this prospectus.

Securities Purchase Agreement

     In the Securities Purchase Agreement, the Company made representations and warranties regarding the Company’s corporate existence and power, authorization, compliance with laws and regulations, the Company’s material contracts, capitalization and financial statements, tax matters, rights to intellectual property, affiliate transactions and certain other representations and warranties customary for a private placement of securities. In addition, the Securities Purchase Agreement provided for covenants by the Company relating to its conduct prior to closing, such as conducting its and its subsidiaries’ businesses in the ordinary course, and the maintenance of directors’ and officers’ insurance and certain other covenants customary for a private placement of securities. The Company also agreed to provide the selling stockholders with rights of indemnification for any losses they may incur in the event of a breach of any of such representations, warranties or covenants. The maximum amount of aggregate losses incurred for which the Company would be liable in such an event is limited to $4,500,000. The Company has also agreed, among other things, that it will use the proceeds of the transaction (a) to pay down a portion of its outstanding debt for borrowed money, (b) to pay the selling stockholders’ transaction expenses, and (c) for its general working capital.

Certificate of Designation

     Under the Certificate of Designation for the Series A Convertible Preferred Stock, each share of Series A Convertible Preferred Stock has an initial stated value of $26.4645, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of the Board of Directors of the Company. Other than the election of directors, the holders of Series A Convertible Preferred Stock generally have the right to vote on any matter with the holders of common stock, and each share of Series A Convertible Preferred Stock will be entitled to 8.5369 votes.

     The approval of the holders of a majority of the Series A Convertible Preferred Stock, voting as a class, will be required to approve certain corporate actions, including:

•	any amendment of the Company’s charter or by-laws that adversely affects the holders of Series A Convertible Preferred Stock;

•	any authorization of a class of capital stock ranking senior to, or on parity with, the Series A Convertible Preferred Stock;

•	any increase in the size of the Company’s Board of Directors to greater than eight members or any change in the classification of the Board of Directors;

•	certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities;

•	effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a “Liquidation Event”) involving the Company or any of its subsidiaries;

•	any sale of assets of the Company or a subsidiary which is outside the ordinary course of business;

•	any purchase of assets of or an equity interest in another entity for more the $5 million; and

•	any incurrence of additional debt for borrowed money in excess of $1 million.

     The holders of Series A Convertible Preferred Stock, exclusively and as a single class, are entitled to elect one member of the Company’s Board of Directors (the “Series A Director”), unless the ratio of the voting power of the Series A Convertible Preferred Stock to the total voting power of all of the Company’s voting stock falls below a certain level.

     Upon a Liquidation Event, the holders of Series A Convertible Preferred Stock will be entitled to be paid a liquidation preference out of the assets of the Company legally available for distribution to its stockholders, before any payment may be made to the holders of common stock or any other holders of preferred stock. If the Liquidation Event occurs prior to December 17, 2004, the liquidation preference for each share of Series A Convertible Preferred Stock will be the amount that would be payable if such share had been converted into common stock immediately prior to such Liquidation

Event. If the Liquidation Event occurs on or after December 17, 2004, the liquidation preference will be equal to the greater of:

•	(a) the stated value plus (b) any accumulated but unpaid dividends plus (c) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and shared in the value available to the holders of common stock, after the payment of the stated value and any accumulated but unpaid dividends; and

•	(a) the stated value plus (b) the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into common stock immediately prior to such Liquidation Event and shared in the value available to the holders of common stock, after the payment of the stated value.

     Each share of Series A Convertible Preferred Stock is convertible at any time at the option of the holder into a number of shares of common stock equal to the Series A Convertible Preferred Stock’s stated value divided by the conversion price, provided that at no time may the holders of Series A Convertible Preferred Stock convert shares of Series A Convertible Preferred Stock into more than 6,880,139 shares of common stock (which represents 19.9% of the common stock outstanding as of June 17, 2004). Initially, each share of Series A Convertible Preferred Stock is convertible into 10 shares of common stock, though the initial conversion price of $2.64645 per share is subject to adjustment if certain events occur. The Series A Convertible Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event the Company issues certain additional securities at a price per share less than the conversion price then in effect.

     At any time on or after June 17, 2009, the Company will have the right to redeem all or certain portions of the Series A Convertible Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and (2) the average closing price per share of common stock on the Nasdaq Stock Market for the twenty (20) trading days prior to (and not including) the date upon which the Company exercises its right to redeem the Series A Convertible Preferred Stock, multiplied by the number of shares of common stock into which such share of Series A Convertible Preferred Stock (and any accumulated but unpaid dividends thereon) is convertible as of such date. The redemption by the Company shall apply only to Series A Convertible Preferred Stock not converted prior to the redemption date stated in the Company’s redemption notice.

     At any time on or after June 17, 2009, each holder of Series A Convertible Preferred Stock may require the Company to purchase all or any portion of such holder’s Series A Convertible Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.

     The holders of Series A Convertible Preferred Stock will be entitled to participate in future issuances of certain equity securities of the Company on a proportional basis.

Warrants

     After December 20, 2004 and until June 17, 2015, the holders of the warrants may acquire shares of common stock at an initial exercise price of $3.10 per share. The warrants will be exercisable for cash or through a “cashless exercise” feature. The number of shares for which each warrant is exercisable is subject to adjustment in the event of stock splits, recapitalizations or reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the common stock, each warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the warrant for shares of common stock immediately prior to such event. If the Company declares any dividends on the common stock prior to the exercise of any warrant, such dividends will be payable to the holder upon the subsequent exercise of the warrant.

Investor Rights Agreement

     Pursuant to the Investor Rights Agreement, the Company has granted certain registration rights to the selling stockholders with respect to the shares of common stock that are issuable upon conversion of the shares of Series A Convertible Preferred Stock and upon exercise of the warrants, as well as any other shares of common stock, that the selling stockholders may hold (collectively, “Registrable Shares”). The selling stockholders holding a majority of the Series A

Convertible Preferred Stock are entitled to three demand registrations and unlimited incidental, or so-called “piggyback,” registration rights, subject to certain restrictions. In addition, the Company is required to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission covering the sale of the Registrable Shares, which the Company must keep effective either until the Registrable Shares are sold or until they may be sold within a single 90-day period under Rule 144 promulgated under the Securities Act.

     If at any time the selling stockholders are unable to appoint the Series A Director by reason of the provisions of the Certificate of Designation, the Company has agreed to increase the number of members of the Board of Directors to such number as will allow the selling stockholders to appoint the Series A Director. If the Board of Directors is prohibited from doing so by the by-laws of the Company, the Company has agreed to submit a proposal to its stockholders to expand the Board.

     For as long as Digital Media & Communications III Limited Partnership (“DMC III”) owns any shares of Series A Convertible Preferred Stock, it will be entitled to choose the individual who will serve as the Series A Director, after consultation with the other selling stockholders. After DMC III no longer owns any shares of Series A Convertible Preferred Stock, the Series A Director will be chosen by selling stockholders holding a majority of the Series A Convertible Preferred Stock.

     Among other things, the Company (1) must continue to comply with federal securities laws, (2) may not grant registration rights to other persons that conflict with the registration rights of the selling stockholders, and (3) must provide certain annual, quarterly and monthly financial information to the selling stockholders.

Voting Agreement

     Pursuant to the Voting Agreement, when any matter involving (a) a merger, consolidation or liquidation of the Company, (b) a sale of 20% or more of the Company’s voting securities, (c) an issuance of securities by the Company representing more than 20% of the outstanding voting securities, (d) a sale of assets representing 20% or more of either the book or fair market value of the Company, or (e) an acquisition by the Company of an equity interest or assets of another person representing 20% or more of the Company’s market capitalization, is submitted to the vote of the Company’s stockholders, Canopy has agreed that either (x) the common stock it holds will be voted by Advent (pursuant to a proxy) in proportion to the selling stockholders’ votes on the matter, or (y) if Canopy wishes that any of its common stock be voted differently than the selling stockholders’ votes on the issue, Canopy will, if the selling stockholder so requests, purchase the Series A Convertible Preferred Stock owned by any selling stockholder with which the Canopy votes are not aligned. The price per share of Series A Convertible Preferred Stock Canopy would pay in that situation would be an amount equal to two times the sum of the stated value plus any accrued but unpaid dividends thereon.

     If at any time the selling stockholders are unable to designate the Series A Director, Canopy will be required to vote its shares of common stock for a nominee for election to the Company’s Board of Directors chosen by the selling stockholders, and the selling stockholders will be required to vote for a nominee chosen by Canopy.

     Canopy may not sell any common stock, or other securities of the Company that it may hold, to certain competitors without the prior written consent of the selling stockholders. In addition, if Canopy proposes to sell any common stock or other securities of the Company to a third party, the selling stockholders will be entitled to purchase such common stock or securities on the same terms as Canopy proposes to sell such common stock or securities to the third party. Alternatively, each selling stockholder may choose to sell a proportional amount of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party, with a corresponding reduction in the common stock or securities that Canopy sells to the third party. If, pursuant to such right, a selling stockholder could sell 50% or more of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party, such selling stockholder may then sell all of the shares of Series A Convertible Preferred Stock and common stock it holds to the third party and the amount Canopy would sell would be further reduced. These transfer restrictions do not apply, however, to either (a) transfers by Canopy of common stock or securities to a third party that is acquiring all or substantially all of Canopy’s assets or (b) transfers by Canopy pursuant to Rule 144 under the Securities Act of 1933 or an effective registration statement.

PLAN OF DISTRIBUTION

     The selling stockholders of the common stock of MTI and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

     Subject to applicable securities laws, the selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. As of the date of this filing, the selling stockholders do not have any currently open short positions in our securities.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities pursuant to the terms of the Securities Purchase Agreement and Investor Rights Agreement.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

     The consolidated financial statements and schedule of MTI Technology Corporation as of and for the year ended April 3, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and schedule of MTI Technology Corporation as of April 5, 2003, and for each of the years in the two-year period ended April 5, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the April 5, 2003 consolidated financial statements contains an explanatory paragraph that states that the Company changed its method of accounting for goodwill and intangible assets effective April 8, 2001.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules.

     We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the registration statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The registration statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

     We incorporate by reference the following documents:

1.	Our Annual Report on Form 10-K for the fiscal year ended April 3, 2004 filed with the SEC on July 1, 2004, as amended on Form 10-K/A filed with the SEC on July 15, 2004, as amended on Form 10-K/A filed with the SEC on July 30, 2004 and as amended on Form 10-K/A filed with the SEC on December 22, 2004.

2.	Our Definitive Proxy Statement relating to the annual meeting held on September 8, 2004, filed with the SEC on August 9, 2004;

3.	Our Quarterly Report on Form 10-Q for the quarter ended July 3, 2004 filed with the SEC on August 17, 2004, as amended on Form 10-Q/A filed with the SEC on August 30, 2004 and as amended on Form 10-Q/A filed with the SEC on December 22, 2004;

4.	Our Quarterly Report on Form 10-Q for the quarter ended October 2, 2004 filed with the SEC on November 17, 2004;

5.	Our Current Reports on Form 8-K filed the SEC on June 22, 2004, June 29, 2004, August 16, 2004, October 26, 2004 and November 17, 2004;

6.	The description of our common stock contained in our Registration Statement on Form 8-A, filed February 15, 1994 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

7.	All other reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering, except for information furnished under Item 9 or Item 12 of Form 8-K prior to August 23, 2004 or Item 2.02 or Item 7.01 of amended Form 8-K as of August 23, 2004, which is not deemed filed and not incorporated by reference herein.

     You may request a copy of these filings, at no cost, by writing or calling us at MTI Technology Corporation, 14661 Franklin Avenue, Tustin, California 92780, telephone number (714) 481-7800, Attention: Chief Financial Officer.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee.

To be paid by
MTI Technology
Corporation
SEC registration fee	$1,663
Legal fees and expenses	42,500
Accounting fees and expenses	50,000
Miscellaneous expenses	500

Total	$94,663

Item 15. Indemnification of Directors and Officers

     Under Section 145 of the Delaware General Corporation Law, MTI has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act. Its Bylaws, as amended, also provide for mandatory indemnification of its directors and executive officers, to the fullest extent permissible under Delaware law.

     MTI’s Certificate of Incorporation, as amended, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a company will not be personally liable to the company or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the directors derived an improper personal benefit. The Restated Certificate of Incorporation also provides that MTI shall indemnify any director or officer to the maximum extent provided by Delaware law, and that such right of indemnification shall continue as to a person who has ceased to be a director or officer of MTI. Responsibility for determinations with respect to such indemnification will be made by the Board of Directors.

     In addition, MTI has entered into indemnity agreements with its directors and certain of its executive officers that require MTI to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of MTI or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of MTI and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     MTI has obtained a policy of directors’ and officers’ liability insurance that insures the MTI’s directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits

Exhibit Number	Description
3(i).1	Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

4.1	Form of Purchase Warrant issued by the Company to each investor pursuant to the Securities Purchase Agreement, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

10.1	Securities Purchase Agreement by and among the Company and the investors named therein, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

10.2	Investor Rights Agreement by and among the Company and the investors named therein, dated June 17, 2004 (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

10.3	Voting Agreement by and among Canopy, the selling stockholders and, for limited purposes, the Company, dated June 17, 2004. (Incorporated by reference to the Schedule 13D filed by Advent International Corporation et. al. on June 29, 2004)

5.1	Opinion of Stradling Yocca Carlson & Rauth.*

23.1	Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP.

23.2	Consent of Independent Registered Public Accounting Firm—KPMG LLP.

23.3	Consent of Stradling Yocca Carlson & Rauth (see Exhibit 5.1).*

24.1	Power of Attorney.*

*	Filed on August 30, 2004.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is confirmed in our periodic reports filed with or furnished to the Commission pursuant to Section 13 of Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California, on the 22nd day of December, 2004.

MTI TECHNOLOGY CORPORATION

By:
/s/ Thomas P. Raimondi, Jr.
Chairman, President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas P. Raimondi, Jr.	Chairman, President and Chief Executive Officer	December 22, 2004
(Principal Executive Officer)

/s/ Scott Poteracki	Chief Financial Officer and Secretary (Principal	December 22, 2004
Financial & Accounting Officer)

Franz L. Cristiani*	Director	December 22, 2004

Val Kreidel*	Director	December 22, 2004

Darcy G. Mott*	Director	December 22, 2004

Michael Pehl*	Director	December 22, 2004

John Repp*	Director	December 22, 2004

Kent D. Smith*	Director	December 22, 2004

Ralph J. Yarro, III*	Director	December 22, 2004

* Executed pursuant to a power of
attorney previously filed.

     /s/ Thomas P. Raimondi, Jr.

EXHIBIT INDEX

Exhibit Number	Description
3(i).1	Certificate of Designation of Series A Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

4.1	Form of Purchase Warrant issued by the Company to each investor pursuant to the Securities Purchase Agreement, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

10.1	Securities Purchase Agreement by and among the Company and the investors named therein, dated June 17, 2004. (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

10.2	Investor Rights Agreement by and among the Company and the investors named therein, dated June 17, 2004 (Incorporated by reference to MTI’s Form 8-K filed on June 22, 2004)

10.3	Voting Agreement by and among Canopy, the selling stockholders and, for limited purposes, the Company, dated June 17, 2004. (Incorporated by reference to the Schedule 13D filed by Advent International Corporation et. al. on June 29, 2004)

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.*

23.1	Consent of Independent Registered Public Accounting Firm–Grant Thornton LLP

23.2	Consent of Independent Registered Public Accounting Firm–KPMG LLP.

23.3	Consent of Stradling Yocca Carlson & Rauth , a Professional Corporation (included in the Opinion field as Exhibit 5.1)*

24.1	Power of Attorney.*

* Filed on August 30, 2004